                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO.__)

                              Autocarbon.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
--------------------------------------------------------------------------------

                                   05276J 10 4
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                 March 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

CUSIP No. 05276J 10 4

(1)      Name of Reporting Person:

         James Miller

(2)      Check the Appropriate Box if a Member of a Group:

         (a)      [ ]

         (b)      [X]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization:

         United Kingdom

NUMBER OF                  (5)      Sole Voting Power:

SHARES                              6,650,000(1)

BENEFICIALLY               (6)      Shared Voting Power:

OWNED BY                            -0-

EACH REPORTING             (7)      Sole Dispositive Power:

PERSON WITH:                        6,650,000(1)

                           (8)      Shared Dispositive Power:

                                    -0-

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         6,650,000(1)

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

         No

(11)     Percent of Class Represented by Amount in Row (9): 32.9%(2)
                                                            ------

(12)     Type of Reporting Person:

         IN

Item 1 (a).       Name of Issuer:

                  Autocarbon.com, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  136-m Tenth Street
                  Ramona, CA 92065

Item 2(a).        Name of Person Filing:

                  James Miller

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  28 Nailsworth Mills
                  Nailsworth, Glos GL6 08S
                  United Kingdom

Item 2(c).        Citizenship:

                  United Kingdom

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.0001 per share.

Item 2(e).        CUSIP Number:

                  05276J 10 4

Item 3.           Type of Person:

                  Not applicable.

Item 4.           Ownership:

         a.       Amount Beneficially owned:

                  6,650,0001

         b.       Percent of Class:

                  32.9%(2)

         c.       Number of shares as to which person has:

                  (i)   Sole power to vote or to direct the vote:

                           6,650,000(1)

                  (ii)  Shared power to vote or to direct the vote:

                           -0-

                  (iii) Sole power to dispose or to direct the disposition of:

                           6,650,000(1)

                  (iv)  Shared power to dispose or to direct the disposition of:

                           -0-

Item 5.           Ownership of Five Percent or less of a Class:

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10.          Certification:

                  Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Date: May 6, 2002


                                                     /s/James Miller
                                                     ---------------
                                                     James Miller


----------------------------------------

(1) James Miller has 227,500 shares of common stock and warrants to purchase 375,000 shares of common stock in his name. Chequered Square C Ltd. ("Chequered") is the owner of 2,800,000 shares of common stock and warrants to purchase 375,000 shares of common stock. M2 Education Fund ("M2") was issued 2,872,500 shares of common stock. Mr. Miller beneficially owns a total of 6,650,000 shares, assuming all warrants are exercised. For the purposes of control, James Miller is the control person of Chequered and M2.

(2) Based on a total outstanding of 20,188,900 shares of common stock assuming the exercise of all of the outstanding warrants.